

VIA FACSIMILE AND U.S. MAIL

August 28, 2007

Mr. Philip L. Goulding
Senior Vice President and Chief Financial Officer
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

> **Re:** **Allegheny Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-267**

Dear Mr. Goulding:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 3: Review of Estimated Remaining Service Lives and Depreciation Practices, page 148

1. We note you extended the depreciable lives of your unregulated coal-fired generation facilities based on a review completed with the assistance of an independent third party. In the event you file a 1933 Act registration statement

that incorporates this Form 10-K, please name and file the written consent of the independent third party to whom you refer. Alternatively, please remove the reference to the third party. If you do not believe a consent would be required, please explain in detail. Refer to Section 436(b) of Regulation C, Section 7(a) of the Securities Act of 1933 and Item 601(b)(23) of Regulation S-K.

Note 10: Pension Benefits and Postretirement Benefits Other Than Pensions, page 158

2. Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 18: Dividend Restriction, page 173

3. To the extent applicable, please describe the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and disclose separately the amounts of restricted net assets for consolidated and unconsolidated subsidiaries as of the end of fiscal 2006. Refer to Rule 4-08(e)(3) of Regulation S-X.

Note 20: Other Income and Expenses, net, page 174

4. Please explain to us the details surrounding the "cash received from a former trading executive's forfeited assets."

Note 25: Commitments and Contingencies, page 178

Litigation Involving Merrill Lynch, page 183

5. Please tell us how you accounted for the acquisition of Merrill Lynch's energy marketing and trading business in 2001. Specifically address how you accounted for the 2% equity interest in AE Supply given to Merrill Lynch and the put right, which gave Merrill Lynch the right to require you to purchase such equity interest for $115 million plus interest in the event certain conditions were not met. Furthermore, tell us whether you have recorded a liability for the $115 million judgment or whether it was reflected previously at the acquisition date. If the latter, please provide a description of the accounting at acquisition and any subsequent adjustments due to the judgment. Finally, tell us how you intend to account for the acquisition of the 2% equity interest in AE Supply, should you be required to acquire such interest upon the resolution of the lawsuit.

<u>Note 26: Subsequent Event – Asset Swap, page 187</u>

6. You disclose herein that the asset swap resulted in a decrease in consolidated stockholder's equity of approximately $1 million while you disclose on page 12 of Form 10-Q for the quarters ended March 31 and June 30, 2007 that there was no change in Allegheny's consolidated stockholders' equity as a result of the asset swap. Please clarify for us which of these statements is true and revise your disclosure accordingly. To the extent the former is true, please explain to us why the transfer of assets between consolidated subsidiaries would impact consolidated stockholders' equity.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant